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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 2)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

EON LABS, INC.
(Name of Subject Company)

EON LABS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

(CUSIP Number of Class of Securities)
 29412E 10 0

William F. Holt
Eon Labs, Inc.
1999 Marcus Avenue
Lake Success, NY 11042
(516) 478-9700
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Steven A. Seidman, Esq. David K. Boston, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Robert E. Spatt, Esq. Patrick J. Naughton, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000
☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

        This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes thereto, the "Statement") filed with the Securities and Exchange Commission (the "SEC") on May 23, 2005, by Eon Labs, Inc. (the "Company") and as amended and supplemented by Amendment No. 1 filed with the SEC on June 22, 2005.

        This Statement relates to the tender offer by Zodnas Acquisition Corp. ("Merger Sub"), a Delaware corporation and an indirect wholly owned subsidiary of Novartis Corporation ("Novartis"), a New York corporation and an indirect wholly owned subsidiary of Novartis AG, a Swiss Company ("Parent"), to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $31.00 per share (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). Because the shares of Company Common Stock owned by Santo Holding (Deutschland) GmbH ("Santo") and Hexal AG ("Hexal") will be acquired pursuant to separate agreements with affiliates of Parent (as described below), effectively the Offer is being made for all of the issued and outstanding shares not held by Santo or Hexal. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Merger Sub and Novartis with the SEC on May 23, 2005 and as amended and supplemented by Amendment No. 1 on May 27, 2005, Amendment No. 2 on June 2, 2005, Amendment No. 3 on June 7, 2005, Amendment No. 4 on June 15, 2005 and Amendment No. 5 on June 21, 2005.

        Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Statement.

Item 3.    Past Contracts, Transactions, Negotiations and Agreements.

Item 3(c) of the Statement is amended by inserting the following paragraph after the paragraph entitled "Majority Stockholder" and before the paragraph entitled "Novartis Litigation" on page 5 of the Statement.

        Frank F. Beelitz.    Frank F. Beelitz, a director of the Company, served as a financial advisor and consultant to Hexal, Santo and Dr. Strüngmann in the negotiations with Novartis. Mr. Beelitz has known Dr. Strüngmann for approximately 20 years and has provided general business advice to the Strüngmann family in connection with their ownership of, and investment in, Hexal. Mr. Beelitz was nominated to the Company's board of directors by Mr. Strüngmann. The Special Committee asked Mr. Beelitz to set up a meeting between Hexal and Merrill Lynch on or about February 13, 2005 to facilitate information requests regarding Hexal made by the Special Committee and its advisors. Mr. Beelitz, who arranged the travel logistics for the February 13 meeting, did not participate in that meeting or in any subsequent meetings with Merrill Lynch. Furthermore, between January 31, 2005 and February 20, 2005, at the Special Committee's request, Mr. Beelitz had communications with Novartis representatives regarding negotiations between Novartis and the Special Committee. In connection with services provided to the Strüngmann family arising out of the sale of Hexal and the Santo Shares, Mr. Beelitz is likely to receive compensation from Dr. Strüngmann. However, there is no understanding or arrangement between Dr. Strüngmann and Mr. Beelitz with respect to the form or amount of any such future compensation. Mr. Beelitz is not a member of the Special Committee.

Item 4.    The Solicitation or Recommendation.

Item 4 of the Statement is amended by the following amendments.

2

  1.
  The first paragraph of Item 4(a) on page 6 of the Statement is replaced in its entirety by the following:

        After careful consideration, including a thorough review of the Offer with their respective advisors, the Board, at a meeting held on February 20, 2005, and the Special Committee, at a meeting held on February 19, 2005, (i) determined by unanimous vote of all its members that each of the transactions contemplated by the Merger Agreement, including each of the Offer and the Merger, is fair to and in the best interests of the Company and its stockholders other than Santo; (ii) approved the purchase of the Santo Shares pursuant to the Santo Agreement (solely for the purpose of exempting the Santo Purchase from Section 203 of the DGCL, if applicable), the Offer and the Merger in accordance with the DGCL; (iii) determined to recommend acceptance and approval of the Offer and adoption of the Merger Agreement by the Company's stockholders; and (iv) agreed to take all other action within the Board of Directors' and the Special Committee's power to render Section 203 of the DGCL, if applicable, inapplicable to the Santo Purchase, the Offer and the Merger. The Board and the Special Committee each recommend that the holders of Public Shares accept the Offer and tender their shares of Company Common Stock in the Offer.

  2.
  The second paragraph of Item 4(b) on page 6 of the Statement is replaced in its entirety by the following:

        During the second half of 2004, Dr. Thomas Strüngmann and Mr. Beelitz met with various representatives of Novartis AG's group of companies (collectively, for purposes of this Item, "Novartis") to discuss the possible acquisition of Hexal and the Santo Shares by Novartis.

  3.
  The penultimate paragraph on page 10 of Item 4(b) is replaced in its entirety by the following:

        Dr. Thomas Strüngmann delivered the Special Committee's proposal to Novartis. Dr. Strüngmann reported back to Mr. Patterson that Novartis said it was willing to proceed with the acquisition of Hexal and the Santo Shares without buying any Public Shares if Novartis and the Special Committee could not reach an agreement on price. In subsequent discussions with Mr. Patterson, both Dr. Breu and Dr. Daniel Vasella, chief executive officer of Novartis, reiterated that Novartis might proceed with the purchase of Hexal and the Santo Shares without purchasing any of the Public Shares in the event that an agreement were not reached with the Special Committee.

        In the litigation now pending in the Court of Chancery of the State of Delaware, Dr. Strüngmann testified that he personally believed Novartis was bluffing. Dr. Strüngmann also testified that he was getting mixed signals from Novartis as to whether they in fact would acquire Hexal without acquiring the Santo Shares, and that he did not want to sell Hexal to Novartis without selling the Santo Shares.

        Mr. Patterson has testified in that same litigation that he considered the Novartis threat to be a serious one, particularly in light of the explicit statements made by Drs. Breu and Vasella to Mr. Patterson. Mr. Karp and Mr. Patterson both testified in the litigation that the possibility that Novartis might proceed with the purchase of Hexal and the Santo Shares without purchasing the Public Shares was one of the factors they considered in their negotiations with Novartis.

        In response to the Special Committee's request that the Strüngmann family agree to a standstill with respect to the Santo Shares, Dr. Strüngmann told Mr. Patterson that the Strüngmann family would not agree to such a standstill.

3

The section of Item 4(b) entitled "Opinion of Financial Advisor" is amended by the following amendments.

  1.
  The first paragraph of the section of Item 4(b) entitled "Opinion of Financial Advisor" is replaced in its entirety by the following:

        On February 19, 2005, the Special Committee held a meeting with its legal and financial advisors and discussed the negotiated terms of the proposed transactions, including the terms and conditions of the Offer and the Merger, the Santo Purchase and the Hexal Purchase. At the meeting, Merrill Lynch rendered an oral opinion to the Special Committee, which it confirmed in writing on February 20, 2005, that, as of such date and based upon and subject to the factors and assumptions set forth therein, $31 per share, net to the seller in cash (the "Consideration"), to be received by the holders of Public Shares pursuant to the Proposed Transaction is fair to such stockholders from a financial point of view. Merrill Lynch personnel also discussed with the Special Committee the historical and projected financial data Merrill Lynch had obtained from members of Hexal management at the meeting of February 13, 2005, as well as the financial terms of the Hexal transaction, and commented that the information did not suggest to them that Novartis and the Strüngmann family had allocated value from the Santo Purchase to the Hexal Purchase. However, the Special Committee did not ask Merrill Lynch to opine, and Merrill Lynch did not render any opinion, as to the fairness of the Hexal Purchase or the Santo Purchase. The Special Committee did not make any determination as to the fairness of the consideration paid in either the Santo Purchase or the Hexal Purchase. While Merrill Lynch did provide financial advice to the Special Committee, the decision to approve and recommend the Proposed Transaction was solely that of the Special Committee.

  2.
  The item designated as number (2) in the list on page 18 of the Statement is replaced in its entirety by the following:

  (2)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Merrill Lynch by the Company, including five-year financial projections prepared by senior management of the Company based on management's assumptions, with analytic assistance from Merrill Lynch, for use in Merrill Lynch's analyses performed in connection with the Merger and the Offer;

  3.
  The following paragraph is inserted before the first paragraph on page 19 of the Statement:

        The five-year financial projections used in Merrill Lynch's analyses performed in connection with the Merger and the Offer were prepared over the course of several days in February 2005 by senior management of the Company based on management's assumptions, with analytic assistance from Merrill Lynch, for use in Merrill Lynch's analyses performed in connection with the Merger and the Offer. Prior to that date, it was not the Company's practice to prepare five-year financial projections in the ordinary course. The financial projections took into consideration the potential future revenues generated by pharmaceutical products that are currently subject to the Technology Agreement. The financial projections included the following projected 2005-2009 compounded annual growth rates ("CAGR"): (i) projected revenue CAGR of 16%, (ii) projected operating income CAGR of 13%, (iii) projected earnings per share CAGR of 18.5% and (iv) projected earnings before interest, taxes, depreciation and amortization, or "EBITDA," CAGR of 13%. These CAGR are substantially lower than those experienced by the Company between 2002 and 2004. The Company's management believes that the Company's CAGR over the next five years will be lower than those experienced between 2002 and 2004 due to a number of factors including, among others (i) the increased competitive environment of the generic pharmaceutical industry, including increased competition from foreign competitors and authorized generics, (ii) the significant increase in the size of the Company since its initial public offering in 2002, making it more difficult to maintain high CAGR, and (iii) the fact that a significant contributing factor to the Company's CAGR between 2002 and 2004 was its revenue from sales of

4

Buproprion introduced in 2004 and that management believed that there was likely to be increased competition for Buproprion leading to decreased future revenues for that product.

  4.
  The last paragraph of the section entitled "Public Comparables Analysis" on page 20 of the Statement is replaced in its entirety by the following:

        Merrill Lynch reviewed two distinct cases in connection with its public comparables analysis. First, it considered a case in which a formal technology agreement, through which the Company maintains a strategic relationship with Hexal, was renewed in 2007 (the "Case Including Hexal") and, second, it considered a case in which the agreement was not renewed (the "Case Excluding Hexal"). In constructing these two cases, Merrill Lynch relied on conversations with the Company's senior management regarding the products that management expected the Company to have in the future and the products that management expected the Company not to have and additional research and development costs the Company was likely to incur in the event that the technology agreement with Hexal were not renewed in 2007. Based upon the Company's management's estimated 2005 earnings per share, and a 2005 earnings multiple range of 17.0x to 20.0x based upon an analysis of the publicly traded comparables, Merrill Lynch calculated an implied reference range for the Case Including Hexal of $23.46 to $27.60 per share. For the Case Excluding Hexal, based upon the Company's management's estimated 2005 earnings per share, and an adjusted 2005 earnings multiple range of 15.0x to 17.0x based upon an analysis of the publicly traded comparables, Merrill Lynch calculated an implied reference range of $20.70 to $23.46 per share.

  5.
  The first paragraph of the section entitled "Discounted Cash Flow Analysis" on page 22 of the Statement is replaced in its entirety by the following:

        Discounted Cash Flow Analysis.    Using estimates provided by the Company's management, including five-year financial projections prepared by senior management of the Company based on management's assumptions, with analytic assistance from Merrill Lynch, for use in Merrill Lynch's analyses performed in connection with the Merger and the Offer, Merrill Lynch performed discounted cash flow analyses of the Company for the fiscal years 2005 through 2009, inclusive. Discounted cash flow analyses are analyses of the present value of the projected unlevered free cash flows for the periods using the discount rates indicated. Unlevered free cash flows are cash flows that would, following the satisfaction of the Company's outstanding liabilities, be available for distribution to stockholders of the Company.

5

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 1, 2005

EON LABS, INC.
By:	/s/ WILLIAM F. HOLT
	Name:	William F. Holt
	Title:	Chief Financial Officer

2

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(1)	Letter to Stockholders of Eon Labs, Inc., dated May 23, 2005, from Bernhard Hampl, Ph.D.*
Exhibit (a)(2)	Offer to Purchase, dated May 23, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Novartis AG, Novartis Corporation and Zodnas Acquisition Corp. filed on May 23, 2005).
Exhibit (a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Novartis AG, Novartis Corporation and Zodnas Acquisition Corp. filed on May 23, 2005).
Exhibit (a)(4)	Opinion of Merrill Lynch & Co., dated February 20, 2005 (included as Annex II to this Statement).*
Exhibit (a)(5)	Press Release issued by Eon Labs, Inc. on February 21, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(1)
Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis Corporation, Zodnas Acquisition Corp., an indirect, wholly owned subsidiary of Novartis Corporation, Eon Labs, Inc. and, for purposes of Section 10.12 only, Novartis AG (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(2)
Agreement for Purchase and Sale of Stock, dated as of February 20, 2005, by and among Novartis Corporation, Santo Holding (Deutschland) GmbH and for the purposes of Section 12 only, Novartis AG (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(3)
Confidentiality Agreement, dated as of February 11, 2005, between Eon Labs, Inc. and Novartis Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(4)	Section 14(f) Information Statement of Eon Labs, Inc., dated May 23, 2005 (included as Annex I to this Statement).*

*
Previously filed.

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SIGNATURE
INDEX TO EXHIBITS